Statement about the Form ATS-N Amendment pursuant to Instruction A.7(g) of this form.

The NMS ATS is filing this amendment to make revisions for the following reasons, which apply to the Broker-Dealer Operator and all Subscribers:

- The Broker-Dealer Operator is discontinuing customer operations
- The ATS only accept sells orders to only be routed to USTT for execution in a riskless principal capacity
- The ATS is not matching buy and sell orders or accepting new subscribers
- USTA is no longer a liquidity provider in the ATS

ATS-N/UA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1: Broker-Dealer Operator Trading Activities on the ATS

a. Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS? Yes  No

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

Proprietary trading desk:

MPID: USTA

USTA in its capacity as Super User enters orders algorithmically into the ATS, in response to liquidity requests from the ATS, only to provide execution to User orders in the ATS. A liquidity request includes the symbol and side of a customer order that requires a contra USTA order.

Capacity: principal to enter orders into the ATS as Super user

b. If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers?          Yes  No

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences here.

Applicable Item numbers:

Item 5- USTA connect to the ATS via API

Item 7- Users do not have the ability to enter pegged orders. USTA has the ability to only enter pegged orders by API but such orders are de-prioritized if a retail User order is received at the same price.

~~Item 8- User orders cannot exceed $10,000 value or 10,000 shares, except for Get Out orders. USTA orders cannot exceed $100,000 or 50,000 shares.~~

~~Item 11- Users are not permitted to short sell, User orders are prioritized over USTA orders, Users initiate orders manually via the App. USTA can only enter pegged orders, which are generated algorithmically in response to liquidity requests generated by unmatched User orders.~~

~~Item 19- USTA is not charged trading or membership fees to the ATS.~~

c. Are there any formal or informal arrangements with any of the business units required to be identified in Item 1(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?      Yes  No

If yes, identify the business unit and respond to the request in Part III, Item 12 of this form.

~~USTA. USTA acts as the sole Super User through its proprietary trading account. USTA in its capacity as Super User enters orders algorithmically into the ATS, in response to liquidity requests from the ATS, to provide execution for User orders in the ATS. A liquidity request includes the symbol and side of the User order that requires a contra USTA order. USTA has the right but not the obligation to fill marketable User orders, i.e., User sell orders at the National Best Bid and User buy orders at the National Best Offer, if such orders cannot be matched with other User orders. USTA enters Market Peg orders into the ATS, pegged to the passive side of the market and only executes User buy orders at the NBO and User sell orders at the NBB.~~

d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator?      Yes  No

If yes, respond to request in Part III, Item 16 of this form.


Item 2: Affiliates Trading Activities on the ATS

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?      Yes  No

d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?      Yes  No


Item 3: Order Interaction with Broker-Dealer Operator; Affiliates

a. Can any Subscriber opt out from interacting with orders and trading interest of the Broker-Dealer Operator in the NMS Stock ATS?      Yes  No

b. Can any Subscriber opt out from interacting with the orders and trading interest of an Affiliate of the Broker-Dealer Operator in the NMS Stock ATS?   Yes  No


Item 4: Arrangements with Trading Centers

a. Are there any formal or informal arrangements (e.g., mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (e.g., arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)?      Yes  No

If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.

The Broker Dealer Operator operates a customer order desk under the MPID USTT. The NMS Stock ATS (MPID USTK) has an arrangement with USTT to accept routed orders from the ATS, described in more detail below. USTT is the only Trading Center that the Broker Dealer Operator may route User orders to from the ATS. Trades are executed by USTT on a riskless principal basis. If USTT receives a routed User order, it will route a Firm order to the street, representative of the User order at USTT. If the Firm representative order is executed with the street, USTT executes the User order at the same price and quantity as the Firm representative order. The ATS receives the execution from USTT, marks the original order as complete and the order no longer remains in the ATS. USTT reports the trade with the User as the counterparty to the trade in a riskless principal capacity. USTT does not route orders into the ATS.

~~For short sale restricted stocks, if USTA does not enter a contra buy order and User sell orders cannot be matched in the ATS, the ATS will route any unmatched quantity of the User order to USTT for USTT to execute in a riskless principal capacity. In this scenario, the original order remains in the ATS and the ATS will route any unmatched quantity of the original order as a day order to USTT. While the routed order is open with USTT, the original order in the ATS cannot be executed in the ATS. At the end of the regular trading session, any unexecuted portion of the original order will expire, if a day order, or remain in the ATS order book, if a GTD order. At the start of the next regular trading session, the original GTD order will be open in the ATS order book, and if the ATS does not match it with another User order, the ATS will send a liquidity request to USTA. If USTA is unable to enter a contra buy order and the original order is unable to match within the ATS, the ATS will route any unmatched quantity of the original order as a day order to USTT. There is no additional mark-up for these orders and Users are charged the same ATS transaction fees. Any fees from away markets or rebates obtained from away markets are debited or credited to USTT and not further charged or rebated to the User.~~

~~During regular hours trading, in scenarios described in Part 3, Item 20, the Broker-Dealer Operator may use its discretion to determine if the trading system is not functioning correctly to route User buy and sell orders to USTT for USTT to execute in a riskless principal capacity.~~

b. If yes to Item 4(a), are there any formal or informal arrangements between an Affiliate of the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services?      Yes  No


Item 5: Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?      Yes  No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

The ATS offers a trading App accessible by Users (the Broker Dealer Operator's customers) using a smart phone, tablet or computer, through a mobile application or a web browser. There is~~are two~~ one type~~s~~ of subscriber~~s~~: Users ~~and Super User~~. The ATS offers Users the ability to only enter sell market and limit orders. Buy orders are not accepted. A User is only allowed to trade if there is ~~sufficient cash in his or her account to cover the cost of a buy order or~~ a sufficient position in his or her account to facilitate the delivery of a sell order. User ~~buy and~~ sell orders having a dollar value greater than $10,000 per order and/or a shares size of greater than 10,000 shares are not accepted by the App, except for Get Out orders which have no maximum order value or size. Users are prohibited from selling short or trading through the App on margin.

Using an electronic (online) functionality, Users are able to monitor their account value and holdings and set alerts to keep track of their account's current investments. The App incorporates and displays real time NBBO quotes from a market data vendor (Activ Financial) for Users to reference when submitting orders.

All User orders are self-directed by the Users; the Broker Dealer Operator does not employ registered representatives to solicit orders from Users or make recommendations. Users can enter and cancel orders directly onto the ATS, through the App, after the orders have passed the ATS's internal pre-trade controls. ATS internal pre-trade controls for User orders include maximum order quantity and size (10,000 shares and $10,000), ~~sufficient cash to enter a buy order~~ and sufficient position to enter a sell order. There is no maximum order quantity and size for Get Out orders.

~~When a User enters an order to buy or sell via the web-based or mobile application, the App checks the order book to determine if another User has submitted a contra side buy or sell order with which it can be matched. Orders are only matched if the match price is at or within the displayed NBBO at the time of the match.~~

The Broker Dealer Operator conducts all necessary User validation, trade review, and other requirements in accordance with applicable rules and regulations, including without limitation, AML rules. The ATS only allows orders to be entered in NMS stocks. ~~Users register and create an account with the Broker Dealer Operator via the web-based or mobile application. The account opening process collects all pertinent information from the subscriber: name, age, home address, tax ID and all other required information.~~ All User orders are self-directed and the Broker Dealer Operator does not make recommendations, therefore the Broker Dealer Operator is not required to conduct a suitability review of User orders or account activity. Each User is required to electronically sign a User Agreement, which will set forth the parameters and restrictions on the use of the App. Users are also provided with a copy of the Broker Dealer Operator's Privacy Policy.

~~USTA acts as the sole Super User through its proprietary trading account. USTA in its capacity as Super User enters orders algorithmically into the ATS, only in response to liquidity requests from the ATS, to provide execution for User orders in the ATS.~~

Applicable Item numbers in Part III are listed below, where the use of the product or service is explained further.

Item 5 - Users enter orders manually via the ATS App and the USTA uses API to enter orders algorithmically

Item 7 - The Broker Dealer Operator offers Users the ability to enter market, limit and Get Out orders and the USTA the ability to enter Market Peg orders. Market and Market Peg orders are Day orders. Limit orders can be Day or GTD orders. Get Out orders are GTD orders.

Item 8 - User orders cannot exceed $10,000 value or 10,000 shares, except for Get Out orders. USTA orders cannot exceed $100,000 or 50,000 shares. Odd lot orders and mixed lot orders are treated the same as round lot orders

Item 11 - Users initiate orders manually via the App. USTA orders are generated algorithmically only in response to liquidity requests generated by unmatched User orders. Users are not permitted to enter sell short orders. USTA can sell short with a documented locate and cannot sell short at or below the bid if short sale price restricted.

b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?   Yes  No

If no, identify and explain any differences.

The Broker-Dealer Operator offers different functionality for USTA, in its capacity as Super User in the ATS. This functionality includes connectivity to the ATS via API, the ability to enter Market Peg orders into the ATS, the ability to enter sell short orders and trade in a margin account, access to market data as described in Part III, Item 23. Only USTA receives liquidity requests from the ATS when there is an unmatched User order in the ATS.

c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?        Yes  No


Item 6: Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?        Yes  No

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

The NMS Stock ATS has no designated employees that only service the operation of the ATS. The Broker-Dealer Operator's employees described below have access to confidential trading information (defined in Part II, Item 7.a):

* Trading and Operations personnel responsible for customer support and monitoring ATS and non-ATS trading activity and operations including order entry and reporting, trade reporting and reconciliation, surveillance, customer service, trading analysis, performance metric measurement; and

* Business analysis personnel responsible for monitoring and enhancing ATS and non-ATS products and services.

These Broker-Dealer Operator employees access confidential trading information and perform these functions for all Broker-Dealer Operator's business units (MPIDs: USTK, ~~USTA,~~ USTT). For USTK, the basis of access is for ATS operations and compliance with applicable rules and regulations. For ~~USTA and~~ USTT, the basis of access is for providing liquidity to the ATS through ~~orders routed from USTA and~~ orders routed to USTT.

The affiliate Ustocktrade, LLC (the direct owner of Ustocktrade Securities, Inc., the Broker Dealer Operator) and certain employees of the Affiliate have access to confidential trading information (as defined in Part II, Item 7.a) from the ATS and some of these employees are registered with the Broker-Dealer Operator:

* Business development and marketing personnel responsible for monitoring and enhancing the Broker-Dealer Operator's ATS and non-ATS products and services.

* Operations Support personnel responsible for back-office monitoring and support of ATS and non-ATS systems and activity

* Systems engineers and business analysts responsible for the development, enhancement and maintenance of ATS and non-ATS software components, networks, databases and connectivity.

These employees access confidential trading information and perform these responsibilities for all Broker-Dealer Operator's business units (MPIDs: USTK, ~~USTA,~~ USTT). For USTK, the basis of access is ATS operations and for compliance with applicable rules and regulations. For ~~USTA and~~ USTT, the basis of access is for providing liquidity to the ATS through ~~orders routed from USTA and~~ orders routed to USTT.

b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?      Yes  No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Ustocktrade, LLC (the direct owner of Ustocktrade Securities, Inc., the Broker Dealer Operator), pursuant to a Services Agreement between the Broker Dealer Operator and Ustocktrade, LLC, Ustocktrade, LLC provides certain technology services to the Broker Dealer Operator that are used in the operation of the ATS. Specifically, Ustocktrade, LLC provides all implementation, hosting, information security and maintenance services (including disaster recovery services) and the web-based and mobile application necessary to access and use the ATS, and provides surveillance monitoring and reporting technology to the ATS. Ustocktrade, LLC also provides the Broker Dealer Operator with corporate administrative services, including payroll processing, benefits administration, human resources services, and entity business and general liability insurance coverage. In addition, certain of the ATS's books and records, including records relating to orders and transactions on the ATS, are created using technology developed by Ustocktrade, LLC. Ustocktrade, LLC also functions as a service bureau for the Firm by providing transaction reporting services, including trade comparison, settlement, and reporting to the ATS's clearing firm.

Electronic Transactions Clearing provides the Broker Dealer Operator with clearing and custody services. Refer to Part III, Item 22.

Activ Financial and Xignite Financial provide market data feeds. Refer to Part III, Item 23.

BestX Stats provides best execution and routing analysis. Refer to Part III, Item 11c.

c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services? Yes  No

Item 7: Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

i. written standards controlling employees of the ATS that trade for employees' accounts; and

ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

The Broker Dealer Operator has implemented written safeguards and procedures to the protect the confidential trading information of its Subscribers. Subscriber confidential trading information includes Subscribers' real-time and historical order and trade information. All Broker Dealer Operator and affiliate employees referenced in Part II, Item 6.a have access to this confidential trading information.

The Broker Dealer Operator has established procedures to periodically review the trading activity in employee accounts held at the Broker Dealer Operator as well as at third-party broker dealers with post-trade reviews. The Broker Dealer Operator requires duplicate statements and confirmations from the third-party broker dealers. The review on Broker Dealer Operator-held accounts is performed on a daily basis by a registered principal. The review on accounts held at third-party broker dealers is performed on a monthly basis utilizing duplicate statements and confirms received directly from the third-party broker.

Employees of the Broker Dealer Operator are provided with a Watch List, defined as a current list of securities whose trading is subject to close scrutiny by the President or CEO. A security will be placed on the Watch List if there is a known relationship between any associated person of the Broker Dealer Operator and any issuer or the management of any issuer. All associated persons are required to report to the President or CEO any such relationships. Although trading securities on the Watch List is not prohibited, each trade is subject to an additional review. The Watch List review may consider the timing and the nature of the transaction in relation to the associated person's normal trading patterns as well as in relation to major events that affected the price of the security. Watch List reviews will be evidenced by the initialing of the Order Ticket or trade confirmation.

Employees of the Broker Dealer Operator are provided with a Restricted List of securities, which consists of a current list of securities in which ~~proprietary (USTA) and/or~~ employee and/or certain customer transactions (USTK) are prohibited. A security will be placed on the Restricted List if, at any time, it becomes known to the President or CEO that any associated person is in possession of material, nonpublic information. All associated persons are required to report to the President or CEO any material, nonpublic information they possess. A security will be removed from the Restricted List once the President or CEO determines that the information that the associated person possesses has been fully disseminated to the public, thus removing the necessity for the trading prohibition. The Restricted List will be distributed to all associated persons each time a security is added to or deleted from the list.

Standards of review of account documentation and trade records look for evidence of unacceptable trading practices, including insider trading, trading in new issues, trading contrary to Watch or Restricted List restrictions, etc. Also, Broker Dealer Operator employees are required to execute a yearly attestation that they understood and will abide by the rules and requirements prohibiting insider trading.

The Broker Dealer Operator has also established a series of technical and physical safeguards pursuant to the Broker Dealer Operator's Information Security Procedures (ISP). The procedures are enforced through technology-based and procedural measures that protect access and usage of confidential trading information. The Broker Dealer Operator controls access to ATS systems and confidential trading information via unique login credentials and password access. The Broker Dealer Operator enforces a password policy in its ISP for Broker-Dealer Operator and affiliate employees who have access to confidential trading information. The Broker Dealer Operator also utilizes a combination of firewalls, network access controls, intrusion detection systems and access logs to protect against unauthorized access to confidential trading information. The Broker-Dealer Operator's Services agreement with Ustocktrade LLC includes information security services to actively monitor these controls and their effectiveness by utilizing a Security Information Event Management system (SIEM), ensuring deviations or anomalies are detected, alerted and reported in a timely manner.

As part of the Broker Dealer Operator's Services agreement with Ustocktrade LLC, Ustocktrade LLC continually monitors these safeguards and tests the safeguards at least annually to ensure their ongoing efficacy. The Broker Dealer Operator has access to view a dashboard associated with the SIEM system and reviews deviations or anomalies with Ustocktrade LLC promptly.

Individuals with access to confidential trading information are only authorized to use such information for the purposes noted in Part 2, Item 6.a and cannot disseminate or give such information to anyone not authorized to receive that information. ~~Liquidity requests sent from the ATS to USTA, in its capacity as Super User, include certain confidential trading information such as symbol and side of a customer order.~~ User orders routed from the ATS to USTT include confidential trading information in the routed orders. ~~USTA and~~ USTT is~~are~~ prohibited from using confidential trading information for any purpose other than executing User orders. The Broker Dealer Operator's business units (MPIDs: USTK, USTT~~and USTA~~) are isolated from each other within the Broker Dealer Operator's back office system. USTK's trading system is designed to communicate confidential trading information only for an approved business function with USTT ~~or USTA. USTA is designed to only receive liquidity requests from USTK.~~ USTT is designed to only receive routed User orders from USTK. ~~USTA and USTT are not designed to communicate with each other.~~ The Broker-Dealer Operator has written oversight procedures in its ISP to approve and review all business function changes for its back office systems before system changes are deployed. Any modifications to a business unit's functionality or setup within the Broker Dealer Operator's back office system must go through the change management protocol in the Broker Dealer Operator's ISP.

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?       Yes  No

d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

Employees described in response to Part II, Item 6.a have access to Subscriber confidential trading information. The Broker Dealer Operator's business units below also have access to confidential trading information (as defined in Part II, Item 7.a):

~~* USTA receives liquidity requests from the ATS, which includes the symbol and side of User orders requiring a contra USTA order, only for the purpose of entering orders into the ATS.~~

* USTT receives User orders routed from the ATS which includes all routed order information, only for the purpose of effecting riskless principal executions.

These business units have access to confidential trading information to provide liquidity to the ATS to satisfy user trading interest and are prohibited from using confidential trading information for any purpose other than executing User orders.


ATS-N/UA: Part III: Manner of Operations


Item 1: Types of ATS Subscribers

Select the type(s) of Subscribers that can use the NMS Stock ATS services:

 Investment Companies

  Retail Investors

  Issuers

  Brokers

  NMS Stock ATSs

  Asset Managers

Principal Trading Firms

Hedge Funds

Market Makers

Banks

Dealers

Other

If other, identify the type(s) of subscriber.

Legal entity refers to a retail investor trading through a Corporate entity.


Item 2: Eligibility for ATS Services

a. Does the NMS Stock ATS require Subscribers to be registered broker-dealers?  Yes  No

b. Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?          Yes  No

If yes, list and provide a summary of the conditions.

The Broker Dealer Operator is no longer taking on new subscribers.grants access to the ATS for two classes of subscribers: Users and Super Users.

Access to the ATS is granted to all Users with an approved brokerage account with the Broker Dealer Operator pursuant to applicable rules, and who maintain compliance with the Broker Dealer Operator's customer agreement and legal disclosure located in the Broker Dealer Operator's online Disclosure library. Subscribers must meet the following requirements to open an account with the Broker Dealer Operator:

1. Provide personal information required to verify the Subscribers identity to pass Know Your Customer criteria

2. Execute the Brokerage Customer Account Agreement (required for acceptance of contractual terms associated with the usage of the ATS trading platform, including the order size/value thresholds applicable to Users (refer to Part III, Item 8))

3. Execute the Market Data Agreement (required to receive market data as a nonprofessional market data subscriber)

4. Execute any additional Tax Documentation required for the Subscriber's country of residence (for the Broker Dealer Operator to perform tax withholding and reporting if required)

5. Agree to the Broker Dealer Operator's legal disclosures provided in the Broker Dealer Operators online Disclosure library.

6. Link a valid bank account to fund their trading account

Super Users must provide personal information required to verify the Subscribers identity to pass Know Your Customer criteria. Access to the ATS is granted to Super Users who meet the following requirements:

1. Be registered as a broker-dealer,

2. Execute a margin account agreement (required to maintain a margin account and sell short)

3. Execute a market data agreement (required to receive market data as a professional market data subscriber)

4. Meet minimum equity requirements of $200,000 and

5. Have the ability to fulfill the ATS' requirements for settlement. Refer to Part III, Item 22.

c. If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons? Yes  No

If no, identify and describe any differences.

USTA does not need to meet the conditions identified in the Broker Dealer Operator's customer agreement and legal disclosures.

d. Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services? Yes  No


Item 3: Exclusion from ATS Services

a. Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services?      Yes  No

If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.

Violations of the Broker Dealer Operator's customer agreement, account opening requirements mentioned in Part III, Item 2a and other legal terms and conditions., including but not limited to suspicious activity, fraudulent activity, or a violation of applicable rules and regulations or terms and conditions associated with Subscriber participation in the ATS. Users who are excluded from the ATS, are not excluded on a per symbol basis and are prohibited from trading any symbol on the ATS.

b. If yes to Item 3(a), are the conditions required to be identified in Item 3(a) the same for all Subscribers?      Yes  No


Item 4: Hours of Operation

a. Provide the days and hours of operation of the NMS Stock ATS, including the times when orders or trading interest can be entered on the ATS, and any hours of operation outside of regular trading hours.

Orders are executed from 9.30 AM EST to 4 PM EST Monday to Friday except on Market holidays. Limit and, Get out and peg orders can be entered at any time and market orders can be entered during regular market hours. Order entry and cancellation are not permitted during system maintenance timings from 6PM EST to approximately 11PM EST.

b. Are the hours of operations the same for all Subscribers and the Broker-Dealer Operator?      Yes  No


Item 5: Means of Entry

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?      Yes  No

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

Orders are entered by Users via the ATS app or USTA by API.

b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?      Yes  No

If no, identify and explain any differences.

Users enter orders via the ATS app and USTA uses API.

c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?   Yes  No

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

USTA in its capacity as Super User enters orders algorithmically through API to provide execution to orders entered via the App by Subscribers.

d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?      Yes  No

If no, identify and explain any differences.

USTA in its capacity as Super User enters orders algorithmically only to provide execution to orders entered via the App by Subscribers.


Item 6: Connectivity and Co-location

a. Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)?      Yes  No

c. Does the NMS Stock ATS offer any other means besides co-location and related services required to be explained in this Item 6(a) to increase the speed of communication with the ATS?      Yes  No

e. Does the NMS Stock ATS offer any means to reduce the speed of communication with the ATS (e.g., speed bumps)?   Yes  No

Item 7: Order Types and Attributes

a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

v. whether an order type is eligible for routing to other Trading Centers;

vi. the time-in-force instructions that can be used or not used with each order type;

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

i. The ATS offers Users the ability to only enter sell market and limit orders. Buy orders are not accepted. ~~The ATS offers USTA the ability to enter Market Peg orders. Market Peg orders are pegged to the passive side of the market.~~ It also offers Users the ability to enter a Get Out order. A Get Out order is a customer instruction to sell the entire long position in a security at the time the get out price triggers. The get out price triggers when the last traded price of the security is at or below the get out price. The order includes a get out price and a quantity long at the time of the new order, with customer instructions to cancel all open sell orders of that security (if any) and initiate a market sell order for the entire long position when the get out price triggers. Orders are ranked by price/time priority. ~~USTA orders are de-prioritized if a User order is received at the same price regardless of time of entry.~~ No order modifications are offered. Canceled and replaced orders are given a new timestamp and are reprioritized.

ii. The ATS only routes User sell orders to USTT for USTT to execute in a riskless principal capacity. ~~Market orders are executed ahead of limit orders, even if the limit order is marketable. The entire order book is not displayed, however USTA, in its capacity as Super User, receives liquidity requests from the ATS, which includes the symbol and side of the customer order that requires a contra USTA order and does not receive any additional customer order information~~.

iii. Not applicable. The ATS does not support post-only orders.

iv. Not applicable~~Users do not have the ability to enter pegged orders. USTA has the ability to enter pegged orders, but such orders are de-prioritized if a User order is received at the same price. USTA orders are registered with OATS and CAT as an ATS Order Type: Market Peg. A Market Peg order is a system generated order on behalf of USTA pegged to the market (Sells to the offer price/Buys to the bid price). USTA enters Market Peg orders into the ATS, in response to liquidity requests from the ATS which include the symbol and side of the User order that requires a contra USTA order, and only executes User buy orders at the NBO and User sell orders at the NBB~~.

v. All User order types are eligible to be routed to USTT and are not routed to any other Trading Center.

vi. Orders in the ATS are Day Orders, or Good-Til-Date (GTD) Orders. GTD Orders remain in force for 30 days from the date of entry. Market Orders are only accepted as Day Orders. Get Out Orders are only accepted as GTD orders.

vii. The ATS offers Users the ability to enter a Get Out order. A Get Out order is a customer instruction to sell the entire long position in a security at the time the get out price triggers. The get out price triggers when the last traded price of the security is at or below the get out price. The order includes a get out price and a quantity long at the time of the new order, with customer instructions to cancel all open sell orders of that security (if any) and initiate a market sell order for the entire long position when the get out price triggers.

viii. All order types available to Users are available across all forms of connectivity to the App (website and mobile). ~~USTA has the ability to enter pegged orders when connected via the proprietary OMS.~~

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?          Yes  No

If no, identify and explain any differences.

~~USTA orders are registered with OATS and CAT as an ATS Order Type: Market Peg. A Market Peg order is a system generated order on behalf of USTA pegged to the market (Sells to the National best offer price/Buys to the National best bid price). USTA enters Market Peg orders into the ATS, in response to liquidity requests from the ATS which include the symbol and side of the User order that requires a contra USTA order, and does not include the price or quantity of the User order. USTA only executes User buy orders at the NBO and User sell orders at the NBB. Users cannot enter Market Peg orders.~~

~~Users can enter market, limit or Get Out orders into the ATS. USTA cannot enter market, limit or Get Out orders into the ATS.~~


Item 8: Order Sizes

a. Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?      Yes  No

If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

User orders cannot exceed $10,000 value or 10,000 shares, except for Get Out orders which have no maximum order value or size. ~~USTA orders cannot exceed $100,000 or 50,000 shares.~~ User ~~and USTA~~ orders do not have a minimum order size or value.

b. If yes to Item 8(a), are the requirements and procedures required to be identified in Item 8(a) the same for all Subscribers and the Broker-Dealer Operator?          Yes  No

If no, identify and explain any differences.

~~User orders cannot exceed $10,000 value or 10,000 shares, except for Get Out orders which have no maximum order value or size. USTA orders cannot exceed $100,000 or 50,000 shares.~~

c. Does the NMS Stock ATS accept or execute odd-lot orders?      Yes  No

If yes, specify any odd-lot order requirements and related handling procedures (e.g., odd-lot treated the same as round lot).

Odd lot orders are treated the same as round lot orders.

d. If yes to Item 8(c), are the requirements and procedures required to be identified in Item 8(c) the same for all Subscribers and the Broker-Dealer Operator?          Yes  No

e. Does the NMS Stock ATS accept or execute mixed-lot orders?  Yes  No

If yes, specify any mixed lot order requirements and related handling procedures (e.g., mixed lot treated the same as round lot).

Mixed lot orders are treated the same as round lot orders.

f. If yes, to Item 8(e), are the requirements and procedures required to be identified in 8(e) the same for all Subscribers and the Broker-Dealer Operator? Yes  No

Item 9: Conditional Orders and Indications of Interest

a. Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)?   Yes  No

If yes, identify and explain the use of the messages, including information contained in messages (e.g., price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by the ATS, or upon the sender's request), the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g., submission to firm-up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).

During regular trading hours, the ATS sends liquidity requests to USTA. The liquidity request indicates the ATS matching engine has a User order with no contra side order it can match with. The liquidity request provides the symbol along with the side of the market requiring a contra order and does not include the size or price of the User order. These messages are sent by the ATS matching engine and may result in USTA entering an order into the ATS. If USTA does not enter an order into the ATS, the liquidity request will continue repeating while there is an open User order. Time parameters for the liquidity request repeating depends on the frequency of ATS matching engine events (E.g. new order, execution etc.) and the ATS matching engine will send a liquidity request after each event, if there is an open User order with no contra side order it can match with.

USTA, in its capacity as Super User, only receives liquidity requests from the ATS and does not receive any additional customer order information.

For short sale restricted stocks, if USTA does not enter a contra buy order, and User sell orders cannot be matched, the ATS will route any unmatched quantity of the User order to USTT for USTT to execute in a riskless principal capacity. The unmatched quantity of the User order is routed to USTT within milliseconds. During regular hours trading, in scenarios described in Part 3, Item 20, the Broker-Dealer Operator may use its discretion to determine if the trading system is not functioning correctly to route User buy and sell orders to USTT for USTT to execute in a riskless principal capacity.

b. If yes to Item 9(a), are the terms and conditions governing conditional orders and indications of interest the same for all Subscribers and the Broker-Dealer Operator?     Yes  No

If no, identify and explain any differences.

Only USTA, in its capacity as Super User receives liquidity requests from the ATS.

Item 10: Opening and Reopening

a. Explain how the NMS Stock ATS opens or re-opens for trading, including when and how orders and trading interest are priced, prioritized, matched, and executed, and identify any order types allowed prior to the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

The ATS follows regular trading hours according to the New York Stock Exchange hours. ~~Orders are priced, prioritized, and matched for execution according to price/time priority. Executions in the ATS can occur when the NBBO is published during regular trading hours and after the opening or re-opening print on the primary listing exchange for a security.~~ Limit, and Get Out ~~and peg orders~~ can be entered at any time including during a trading stoppage. However, orders cannot be entered or canceled during system maintenance timings from 6PM EST to approximately 11PM EST. Market orders can only be entered during regular trading hours after the opening or re-opening print on the primary listing exchange for a security and not during a trading stoppage. The ATS does not employ any special opening or re-opening processes, auctions or order types.

b. Are the processes and procedures governing opening and re-opening the same for all Subscribers and the Broker-Dealer Operator?      Yes  No

c. Explain how unexecuted orders and trading interest are handled at the time the NMS Stock ATS begins regular trading at the start of regular trading hours or following a stoppage of trading in a security during regular trading hours.

Limit, and Get Out ~~and peg~~ orders can be entered at any time including during a trading stoppage. However, orders cannot be entered or canceled during system maintenance timings from 6PM EST to approximately 11PM EST. Market orders can only be entered during regular trading hours after the opening or re-opening print on the primary listing exchange for a security and not during a trading stoppage. The ATS does not employ any special opening or re-opening processes, auctions or order types. Orders are queued in price/time priority prior to the start of trading or during a stoppage of trading. During a stoppage, market orders are canceled and only limit, and Get Out ~~and peg~~ orders can be entered. At the end of the regular trading session, all market ~~and peg~~ orders expire. Limit orders with a Day time in force expire at the end of the regular session, unless they are entered as GTD to remain open for 30 days.

d. Are the processes or procedures governing unexecuted orders and trading at the time the NMS Stock ATS begins regular trading at the start of regular trading hours, or following a stoppage of trading in a security during regular trading hours, the same for all Subscribers and the Broker-Dealer Operator? Yes  No

e. Are there any differences between pre-opening executions, executions following a stoppage of trading in a security during regular trading hours, and/or executions during regular trading hours? Yes  No


Item 11: Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

The Broker Dealer Operator offers a trading App accessible by Users (the Broker Dealer Operator's customers) using a smart phone, tablet or computer, through a mobile application or a web browser. The ATS offers Users the ability to only enter sell market and limit orders. Buy orders are not accepted. The ATS only routes User sell orders to USTT for USTT to execute in a riskless principal capacity ~~When a User enters an order to buy or sell via the web-based or mobile application, the App checks the order book to determine if another User has submitted a contra side buy or sell order with which it can be matched. Orders are only matched if the match price is at or within the public NBBO at the time of the match.~~

~~During regular hours, the ATS Matching engine crosses User orders against other User orders and if no contra User order is available for matching, it will send a liquidity request to USTA to enter a contra order. If USTA does not enter an order into the ATS, the liquidity request will continue repeating while there is an open User order. Time parameters for the liquidity request repeating depends on the frequency of ATS matching engine events (E.g. new order, execution etc.) and the ATS matching engine will send a liquidity request after each event, if there is an open User order with no contra side USTA order. Orders are queued in the Matching engine by price-time priority.~~

The ATS has an arrangement with USTT to accept routed orders from the ATS, described in more detail below. USTT is the only Trading Center that the Broker Dealer Operator may route User orders to from the ATS. Trades are executed by USTT on a riskless principal basis. If USTT receives a routed User order, it will route a Firm order to the street, representative of the User order at USTT. If the Firm representative order is executed with the street, USTT executes the User order at the same price and quantity as the Firm representative order. The ATS receives the execution from USTT, marks the original order as complete and the order no longer remains in the ATS. USTT reports the trade with the User as the counterparty to the trade in a riskless principal capacity.

~~For short sale restricted stocks, if USTA does not enter a contra buy order, and User sell orders cannot be matched in the ATS, the ATS will route any unmatched quantity of the User order to USTT for USTT to execute in a riskless principal capacity. The liquidity request will continue repeating (based on time parameters mentioned above) while there is a User order routed to USTT. In this scenario, the original order remains in the ATS and the ATS will route any unmatched quantity of the original order as a day order to USTT. While the routed order is open with USTT, the original order in the ATS cannot be executed in the ATS. At the end of the regular trading session, any unexecuted portion of the original order will expire, if a day order, or remain in the ATS order book, if a GTD order. At the start of the next regular trading session, the original GTD order will be open in the ATS order book, and if the ATS does not match it with another User order, the ATS will send a liquidity request to USTA. If USTA is unable to enter a contra buy order, the ATS will route any unmatched quantity of the original order as a day order to USTT.~~

~~During regular hours trading, in scenarios described in Part 3, Item 20, the Broker-Dealer Operator may use its discretion to determine if the trading system is not functioning correctly to route User buy and sell orders to USTT for USTT to execute in a riskless principal capacity.~~

For regular hours trading, if USTA does not enter a sell order into the ATS in response to a liquidity request, the ATS will designate that stock as Limited Liquidity. USTA will continue to receive liquidity requests for a Limited Liquidity stock. If a stock is Limited Liquidity, User buy market orders cannot be entered and the User will receive an error message that only Limit orders are permitted. Open User buy market orders will be cancelled. All other User orders can be entered and will not be cancelled for a Limited Liquidity stock, including market sell orders, marketable buy and sell limit orders, non-marketable buy and sell limit orders and Get Out orders.

For regular hours trading, if a User enters an order that is outside the NBBO, the order remains in the system until the NBBO moves to a point where the order can be matched; if there is no match, the order either expires at the end of the day, if a day order, or remains in the ATS order book until expiry, if a GTD order. GTD orders have a maximum time in force of 30 calendar days and Users are notified through the App of order expirations. Market orders that are entered outside regular trading hours are not accepted by the system.

Users are notified of an execution or cancellation of an order in real-time via the App. All executed transactions are at or within the NBBO. Upon receipt of an order that can be matched, the platform executes it and the Broker Dealer Operator's back office system reports the execution to a recognized regulatory reporting facility real-time and to the Broker Dealer Operator's clearing broker, Electronic Transaction Clearing, Inc. (ETC), at the end of day. The Broker Dealer Operator monitors all User positions and clear and settle those positions on an omnibus basis with ETC.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?      Yes  No

If no, identify and explain any differences.

Users initiate orders manually via the App. During regular trading hours, the ATS Matching engine crosses User orders against other User orders and if no contra User order is available for matching, it will send a liquidity request to USTA to enter a contra order, in its capacity as Super User. A liquidity request includes the symbol and side of the User order that requires a contra USTA order and does not include the price or quantity of the User order. USTA's orders are generated algorithmically only in response to liquidity requests generated by unmatched User orders. Orders are queued in the Matching engine by price-time priority and USTA orders are de-prioritized to User orders.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

Priority: market orders have first priority. Orders are then ranked by price/time priority. USTA orders are de-prioritized to User orders when the orders are at the same price.

Pricing methodologies and Price improvement functionality: all trades are priced at or within the public NBBO (accounting for Limit Up/Limit Down). User to User trades will provide equal price improvement to both users at the midpoint between the two orders. USTA enters Market Peg orders into the ATS, in response to liquidity requests from the ATS which include the symbol and side of the User order that requires a contra USTA order, and only executes User buy orders at the NBO and User sell orders at the NBB. As such, User orders executed with USTA as the counterparty do not receive price improvement.

Allocation: there is no hidden quantity in the order book. All orders are allocated based on price/time priority.

Matching/Execution of orders and trading interest:

Trade executions occur between orders with the highest priority. ATS prints trade prices between max of National Best Bid or Limit Down (NBB, LD) and min of National Best Offer or Limit Up (NBO, LU) subjected to the limit prices of limit orders. ATS doesn't execute orders when the ATS determines the consolidated quote is incomplete, invalid or stale based on parameters set by the Broker Dealer Operator for acceptable latency and best execution in the ATS, when a security is halted in the market or orders are originated from the same account. ATS doesn't provide any rebates for liquidity providers or takers. Quote changes and entry of new orders result in reprioritization and execution of trades (when there are eligible orders to match).

During regular trading hours, the ATS Matching engine crosses User orders against other User orders and if no contra User order is available for matching, it will send a liquidity request to the USTA to enter a contra order. A liquidity request includes the symbol and side of the User order that requires a contra USTA order. If USTA does not enter an order into the ATS, the liquidity request will continue repeating while there is an open User order. Time parameters for the liquidity request repeating depends on the frequency of ATS matching engine events (E.g. new order, execution etc.) and the ATS matching engine will send a liquidity request after each event, if there is an open User order with no contra side USTA order.

For short sale restricted stocks, if USTA does not enter a contra buy order, and User sell orders cannot be matched in the ATS, tThe ATS will only routes any unmatched quantity of the User sell orders to USTT for USTT to execute in a riskless principal capacity. Buy orders are not accepted. The liquidity request will continue repeating (based on time parameters mentioned above) while there is a User order routed to USTT. In this scenario, the original order remains in the ATS and the ATS will route as a day order to USTT. At the end of the regular trading session, any unexecuted portion of the original order will expire, if a day order, or remain in the ATS order book, if a GTD order. At the start of the next regular trading session, the original GTD order will be open in the ATS order book, and if the ATS does not match it with another User order, the ATS will send a liquidity request to USTA. If USTA is does not enter a contra buy order, the ATS will route any unmatched quantity of the original order as a day order to USTT.

During regular hours trading, in scenarios described in Part 3, Item 20, the Broker-Dealer Operator may use its discretion to determine if the trading system is not functioning correctly to route User buy and sell orders to USTT for USTT to execute in a riskless principal capacity.

USTA will not enter a contra order into the ATS if unable or unwilling for financial reasons, or unable or unwilling to fill customer orders in volatile or thinly traded markets or in other difficult market conditions.

Price protection mechanisms: all orders are executed at or within the public NBBO. The Broker-Dealer Operator uses a third-party vendor, BestXStats to analyse best execution and routing statistics for ATS orders.

Short sales: Users are not permitted to enter sell short orders. ~~USTA can sell short with a documented locate and cannot sell short at or below the bid if short sale price restricted.~~

~~Locked-crossed markets: orders will not be matched during locked-crossed markets.~~

Handling of execution errors: in the case of execution errors, the Broker Dealer Operator will evaluate trades and adjust prices as necessary in accordance with the Broker Dealer Operator's Erroneous Transactions procedures. The Broker Dealer Operator handles executions at clearly erroneous prices consistent with the applicable rules of the self-regulatory organizations. The Erroneous Transactions procedures requires that bona fide errors involving the ATS be recorded in the Broker Dealer Operator's error account and reported to a designated principal. If, as a result of an error, the Broker Dealer Operator agrees to an adjustment in price, quantity or other term with one side to the trade but not the other side, the Broker Dealer Operator will effect that adjustment outside of the ATS. The adjustment may require the Broker Dealer Operator to take on a principal position. When trading out of the principal position, the Broker Dealer Operator does not access the ATS.

If a User believes his/her trade has a bona fide error, they can raise the error to the Broker Dealer Operator's support desk or a bona fide error may be identified by the Broker Dealer Operator. After evaluating the activity to confirm it is a bona fide error, the designated principal can correct the error in a manner that attempts to place the User in the same position had the error not occurred. The designated principal or delegate reviews execution errors daily or as they occur to ensure that they are handled in accordance with the Broker Dealer Operator's procedures.

Time-stamping of orders and executions: the ATS timestamps the order when it's received, matched, cancelled or expired.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?          Yes  No

If no, identify and explain any differences.

~~The ATS has different non-discretionary rules and procedures for Users and USTA. USTA orders are de-prioritized to User orders when the orders are at the same price. USTA orders are generated algorithmically only in response to liquidity requests generated by unmatched User orders. USTA enters Market Peg orders into the ATS and USTA only executes User buy orders at the NBO and User sell orders at the NBB. USTA can sell short with a documented locate and cannot sell short at or below the bid if short sale price restricted.~~


Item 12: Liquidity Providers

Are there any formal or informal arrangements with any Subscriber or the Broker-Dealer Operator to provide orders, or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?     Yes  No

If yes, describe the arrangement, including the terms and conditions.

USTA in its capacity as Super User, has the right but not the obligation to fill marketable User orders, i.e., User Sell orders at the National Best Bid and User Buy orders at the National Best Offer, if such orders cannot be matched with other User orders.

Item 13: Segmentation; Notice

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?       Yes  No

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

(i) a description for how orders and trading interest are segmented

Orders are segmented by user type. USTA orders are separated from User orders and de-prioritized in the order book.

(ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each;

User order category: market, limit day, limit GTD and Get Out orders

USTA orders are classified as a Market Peg orders: A Market Peg system generated order on behalf of the Super User pegged to the market (sells to the offer price/buys to the bid price). USTA enters Market Peg orders into the ATS, in response to liquidity requests from the ATS which include the symbol and side of the User order that requires a contra USTA order, and only executes User buy orders at the NBO and User sell orders at the NBB. As such, User orders executed with USTA as the counterparty do not receive price improvement.

(iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect;

A User must be an individual or legal entity and is subject to order size limitations. USTA, in its capacity as Super User must meet minimum equity requirements.

(iv) any procedures for overriding a determination of segmented category; and

None

(v) how segmentation can affect order interaction.

Orders are segmented by user type. USTA orders are separated from User orders and de-prioritized in the order book. A USTA order cannot interact with another USTA order

b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?      Yes  No

c. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?      Yes  No

d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?      Yes  No

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

~~When a User order is executed against a USTA order, the trade confirmation is marked as Principal. When a User order is executed against a USTT order, the trade confirmation is marked as Riskless Principal. When a User order are executed against another User order, the trade confirmation is marked as Dual Agent. The designation cannot be contested.~~

e. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?      Yes  No


Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?      Yes  No

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

~~A Subscriber order is prevented to execute against a contra order from the same Subscriber.~~

b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?      Yes  No


Item 15: Display

a. Does the NMS Stock ATS operate as an Electronic Communication Network as defined in Rule 600(b)(23) of Regulation NMS?   Yes  No

b. Are Subscriber orders and trading interest bound for or resting in the NMS Stock ATS displayed or made known to any Person (not including those employees of the NMS Stock ATS who are operating the system)?      Yes  No

If yes, explain the display procedures, including how and when Subscriber orders and trading interest are displayed, how long orders and trading interest are displayed, what information about orders and trading interest is displayed, and the functionality of the Broker-Dealer Operator and types of market participants that receive the displayed information.

USTA, in its capacity as Super User, receives liquidity requests from the ATS which includes the symbol and side of the User order and does not include the price or quantity of the User order. USTA does not receive any additional customer order information. If USTA does not enter an order into the ATS, the liquidity request will continue repeating while there is an open User order. Time parameters for the liquidity request repeating depends on the frequency of ATS matching engine events (E.g. new order, execution etc.) and the ATS matching engine will send a liquidity request after each event, if there is an open User order with no contra side USTA order.

c. If yes to Item 15(b), are the display procedures required to be identified in 15(b) the same for all Subscribers and the Broker-Dealer Operator?     Yes  No

If no, identify and explain any differences.

Only USTA, in its capacity as Super User receives liquidity requests from the ATS.


Item 16: Routing

a. Can orders and trading interest in the NMS Stock ATS be routed to a destination outside the NMS Stock ATS?        Yes  No

b. If yes to Item 16(a), must affirmative instructions from a Subscriber be obtained before its orders or trading interest can be routed from the NMS Stock ATS?  Yes  No

If yes, describe the affirmative instruction and explain how the affirmative instruction is obtained. If no, explain when orders in the NMS Stock ATS can be routed from the ATS (e.g., at the discretion of the Broker-Dealer Operator).

During regular hours trading, the ATS Matching engine crosses User orders against other User orders and if no contra User order is available for matching, it will send a liquidity request to USTA to enter a contra order. A liquidity request includes the symbol and side of the User order that requires a contra USTA order and does not include the price or quantity of the User order. If USTA does not enter an order into the ATS, the liquidity request will continue repeating while there is an open User order. Time parameters for the liquidity request repeating depends on the frequency of ATS matching engine events (E.g. new order, execution etc.) and the ATS matching engine will send a liquidity request after each event, if there is an open User order with no contra side USTA order.

For short sale restricted stocks, if USTA does not enter a contra buy order, tThe ATS only will routes any unmatched quantity of the all User sell orders to USTT for USTT to execute in a riskless principal capacity. The liquidity request to USTA will continue repeating (based on time parameters mentioned above) while there is a User order routed to USTT. In this scenario, tThe original order remains in the ATS and the ATS will route the any unmatched quantity of the original order as a day order to USTT. At the end of the regular trading session, any unexecuted portion of the original order will expire, if a day order, or remain in the ATS order book, if a GTD order. At the start of the next regular trading session, the original GTD order will be open in the ATS order book, and if the ATS does not match it with another User order, the ATS will send a liquidity request to USTA. If USTA is unable to enter a contra buy order, the ATS will route any unmatched quantity of the original order as a day order to USTT.

During regular hours trading, in scenarios described in Part 3, Item 20, the Broker-Dealer Operator may use its discretion to route User buy and sell orders to USTT for USTT to execute in a riskless principal capacity.

Item 17: Closing

a. Are there any differences between how orders and trading interest are treated on the NMS Stock ATS during the close and how orders and trading interest are treated during regular trading hours?     Yes  No

b. Is the treatment of orders and trading interest during the close the same for all Subscribers and the Broker-Dealer Operator?          Yes  No

Item 18: Trading Outside of Regular Trading Hours

a. Does the NMS Stock ATS conduct trading outside of its regular trading hours?   Yes  No

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

US Subscribers: Ustocktrade Membership Fees $1 per month. Ustocktrade membership fees will automatically renew monthly and are not refundable. Trade Fees (buy) $1 per trade Trading Fees (sell) $1 per trade, plus all applicable regulatory fees Bank Fund Transfer (in and out ACH Transfers) $0 Wire Transfers (in and out)* $9 Returned Bank Fund Transfer (ACH & Wire Items) $20 Account Transfer Out Fee (ACAT OUT) $75 Account Transfer In Fee (ACAT IN) $0

Non-US subscribers: Ustocktrade Membership Fees $5 per month. Ustocktrade membership fees will automatically renew monthly and are not refundable. Trade Fees (buy) $1 per trade Trading Fees (sell) $1 per trade, plus all applicable regulatory fees Bank Fund Transfer (in and out Quick Transfers) $0

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

None

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

~~NoneUSTA is not charged trading or membership fees to the ATS. The ATS does not provide rebates or discounts for ATS trades.~~

Item 20: Suspension of Trading

a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.

The ATS halts trading in a security due to market-wide trading halts (e.g. LULD trading pause, single stock circuit breaker or regulatory halt). During a trading halt, only Limit, and Get Out ~~and peg orders~~ can be entered, market orders cannot be entered. A User ~~or USTA~~ may cancel their order during a trading halt and any open market orders will be cancelled during a trading halt.

The ATS suspends trading in a security for an upcoming corporate action (e.g. dividend, split) from approximately 8PM ET on the trading day prior to ex-date, until market open on the next trading day. The ATS may suspend trading of all or specific securities upon approval by the President or CEO or delegate. During a trading suspension for a security, all open orders will be cancelled by the ATS and no new orders can be entered.

The ATS may use discretion to suspend or halt trading in a specific security in instances of suspicious activity in the security or if information on the security appears inaccurate or incomplete (e.g. corporate action issue or incomplete security information). ~~or~~The ATS may use discretion to halt or stop trading only on the ATS due to a system issue (e.g. inaccurate data feed). If trading is halted only on the ATS due to suspicious activity, inaccurate or incomplete security information or a system issue, the Broker-Dealer Operator may use its discretion to route all ~~User buy orders and/or all~~ User sell orders to USTT for a specific security or all securities. If this routing is enabled from the ATS to USTT, these User orders will be accepted by the ATS and routed to USTT for USTT to execute in a riskless principal capacity. The original order remains in the ATS and the ATS will route any unmatched quantity of the original order as a day order to USTT. While the routed order is open with USTT, the original order in the ATS cannot be executed in the ATS. Once the Broker-Dealer Operator has determined the inaccuracy or issue has been resolved, it will stop routing these orders to USTT and any unexecuted portion of the routed order will be cancelled and the original order will remain in the ATS and trading will resume on the ATS.

~~The ATS will not execute orders during a locked/crossed market and will only execute orders after the opening or re-opening print on the primary listing exchange for a security.~~

b. Are the procedures for suspending or stopping trading the same for all Subscribers and the Broker-Dealer Operator?          Yes  No

Item 21: Trade Reporting

a. Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.

None, the ATS only routes User sell orders to USTT for USTT to execute in a riskless principal capacity.~~The ATS's technology provider Ustocktrade LLC reports all ATS transactions to the NYSE TRF,~~

~~CAT and OATS. In the event of an issue with the primary connection the ATS will elect to either cease trading or reporting to a backup TRF (e.g. Nasdaq TRF Carteret).~~

b. Are the procedures and material arrangements for reporting transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator?    Yes  No


Item 22: Clearance and Settlement

a. Describe any procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS (e.g., whether the ATS becomes a counterparty, whether it submits trades to a registered clearing agency, or whether it requires Subscribers to have arrangements with a clearing firm).

None, the ATS only routes User sell orders to USTT for USTT to execute in a riskless principal capacity. ~~The Broker Dealer Operator acts as the clearing broker for trades done in the ATS, and records journal entries in the Broker Dealer Operator's records for all security entitlement transfers to clear User to User trades and User to USTA trades. For User to User trades, the Broker Dealer Operator notifies ETC of any cash or stock movements within USTK to effect settlement of trades. For User to USTA trades, the Broker Dealer Operator instructs ETC on cash or stock movements between USTK and USTA to effect settlement of trades.~~

~~The Broker Dealer Operator's clearing functions for USTK include:~~

~~* At time of trade, moving cash to pay for a trade. [Reg. T 220.8]~~

~~* Deliver positions as follows:~~

~~- If the shares are settled in the USTK or USTA account, deliver instantaneously~~

~~- If USTA is selling short to USTK, fully credit the User with the long position and USTA will borrow on trade date to effect delivery against the credited long position~~

~~- In instances where shares cannot be borrowed for delivery on T+0 against the credited long position, shares will be borrowed and delivered promptly after T+0.~~

~~- If USTA is unable to confirm delivery by 9.30AM ET the next business day, USTA will be bought in when the market opens. If USTA is unable to buy in the security, the Broker Dealer Operator will restrict USTA from shorting the security until a buy in can be effected~~

~~* Creating confirms and statements for User accounts~~

~~All executions in the ATS are settled on a gross, bilateral and sequential basis.~~

b. Are the procedures and material arrangements undertaken to facilitate the clearance and settlement of transactions on the NMS Stock ATS the same for all Subscribers and the Broker-Dealer Operator? Yes  No


Item 23: Market Data

a. Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

The ATS receives market data via an indirect feed from the SIP provided by Activ Financial. The ATS uses the market data to populate the order entry system ~~and the ATS internal matching engine~~. This data feed is used to determine the NBBO and price, ~~prioritize, execute,~~ and remove orders on the ATS.

~~The ATS Matching engine receives streaming market data from the Activ feed. Market data provided to USTA is conflated to increase efficiency. Market data provided to the App for Users is further conflated to increase efficiency. Conflation is a method of filtering market data messages for a specific time period to only broadcast the last available update for that time period, in order to improve efficiency during spikes in market data updates. This minimizes the amount of market data updates processed, while maintaining the minimal market data latency.~~

The ATS receives a historical feed from Xignite Financial for historical price charts in the App.

b. Are the sources of market data and how the NMS Stock ATS uses market data for the services that it offers the same for all Subscribers and the Broker-Dealer Operator?        Yes  No

Item 24: Order Display and Execution Access

a. Has the NMS Stock ATS displayed Subscriber orders to any Person (other than NMS Stock ATS employees) and had an average daily share volume of 5% or more in that NMS stock as reported by an effective transaction reporting plan or disseminated through an automated quotation system during four of the preceding six calendar months?        Yes  No

Item 25: Fair Access

a. Has the NMS Stock ATS executed 5% or more of the average daily trading volume in an NMS stock as reported by an effective transaction reporting plan or disseminated through an automated quotation system during four of the preceding six calendar months?          Yes  No

Item 26: Aggregate Platform Data

Does the NMS Stock ATS publish or otherwise provide to one or more Subscribers aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS?      Yes  No